COASTWAY BANCORP, INC. FORM 11-K FOR DECEMBER 31, 2017
FORM 11-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36263

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Coastway Community Bank 401(k) Retirement Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Coastway Bancorp, Inc.
One Coastway Blvd.
Warwick, RI  02886

COASTWAY COMMUNITY BANK 401(k)
RETIREMENT PLAN

Financial Statements and
Supplementary Schedule

December 31, 2017 and 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULE

December 31, 2017 and 2016

Page

(a) Report of Independent Registered Public Accounting Firm	1

(b) Financial Statements:
Statements of Net Assets Available for Plan Benefits	3
Statement of Changes in Net Assets Available for Plan Benefits	4
Notes to the Financial Statements	5

(c) Supplementary Schedule (Note A):
Schedule of Assets (Held at End of Year)	12
(d) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	13

Note A: Schedules not included with this supplementary data have been omitted because they are not applicable.

Signatures

The Plan:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Richard Petrarca
Administrator, Coastway Community Bank 401(k) Retirement Plan

By:	/s/ Richard H. Petrarca
Richard H. Petrarca (name)
Chief Operating Officer (title)
Coastway Community Bank (bank)

Date:  May 24, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Plan Administrator and Audit Committee of the
Coastway Community Bank 401(k) Retirement Plan
Warwick, RI

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Coastway Community Bank 401(k) Retirement Plan (the "Plan") as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the "financial statements")1. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Coastway Community Bank 401(k) Retirement Plan's financial statements.  The supplemental schedule is the responsibility of the Plan's management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

We have served as the Plan's auditor since 2016

New York, New York
May 24, 2018

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2017 and 2016

	2017	2016
Assets

Investments:
Investments at fair value	$ 12,722,307	$ 10,403,478
Investments at contract value	3,623,331	3,153,036
	16,345,638	13,556,514

Receivables:
Employer contributions	154,220	217,308

Net Assets Available for Plan Benefits	$ 16,499,858	$ 13,773,822

See accompanying notes to the financial statements.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2017

Additions to net assets attributed to:
Investment income:
Interest and dividends	$ 123,477
Net appreciation in fair value of investments	1,872,276
1,995,753

Contributions:
Participant	786,952
Employer	535,763
Rollovers	8,927
1,331,642

Total additions	3,327,395

Deductions from net assets attributed to:
Benefit payments to participants	554,711
Administrative expenses	46,648
Total deductions	601,359

Net increase	2,726,036

Net Assets Available for Plan Benefits:
Beginning of year	13,773,822

End of year	$ 16,499,858

See accompanying notes to the financial statements.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
ATTACHMENT TO SCHEDULE H, PART 4, ITEM 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

1.   Description of Plan

The following description of the Coastway Community Bank (the "Company") 401(k) Retirement Plan (the Plan) is intended to provide only general information regarding the Plan. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General
The Plan, established on January 1, 1969, covers substantially all eligible employees of the Coastway Community Bank (the Employer or Plan Sponsor) who have completed six months of service, as defined by Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investments are participant-directed.

The Plan Sponsor is also the administrator of the Plan. As administrator, the Plan Sponsor has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan.  Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company (Principal) is the appointed trustee of the Plan and acts at the direction of the Plan Administrator.

During December 2013, the Plan Sponsor amended the Plan to incorporate company stock of the Plan Sponsor into the Plan's investment offerings to the eligible participants in 2014.  The Plan was restated effective January 1, 2015 to change the eligibility age to 21 and to comply with The Pension Protection Act as well as recent legislation and regulatory changes.

On March 14, 2018, the Company and HarborOne Bancorp, Inc. ("HONE") announced they had entered into a definitive agreement under which HONE will acquire the Company in an all cash transaction.  The Company's stockholders will receive $28.25 for each share of Company common stock.  The transaction is expected to close in the second half of 2018 and is subject to customary closing conditions, including the approval of the Company's stockholders and required regulatory approvals.  If requested by HONE no later than 30 days prior to the closing, the Company has agreed to terminate the Plan effective as of the day prior to the effective date and continuing employees will be entitled to immediately participate in HONE's 401(K) Plans.

Contributions
Participants may elect to contribute pretax annual compensation, not to exceed annual limitations as provided by the Internal Revenue Code. Participants may contribute amounts representing distributions from other qualified plans (rollover contributions). The Plan also provides for participant catch-up contributions.

The Plan Sponsor matches, under safe harbor provisions, participant contributions equal to 100% of each participant's contributions, up to a maximum of 5% of the participant's eligible compensation. The Plan Sponsor also may make discretionary contributions as determined by the Board of Directors of the Plan Sponsor. For the year ended December 31, 2017, the Plan Sponsor elected to make discretionary contributions to the Plan of $154,543 before the application of forfeitures.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
ATTACHMENT TO SCHEDULE H, PART 4, ITEM 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

Participant Accounts
Each participant's account is credited with the participant's contribution, the Plan Sponsor's safe harbor matching and discretionary contributions, and their allocation of Plan earnings and losses and any expenses incurred. Allocations are based on participant compensation or individual participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions as well as the Plan Sponsor's safe harbor matching contributions, plus the allocation of Plan earnings on those contributions, at the time of allocation. Participants become vested in the Plan Sponsor's discretionary contributions and the allocation of Plan earnings on those contributions as follows: 20% after 1 year, 40% after 2 years, 60% after 3 years, 80% after 4 years and 100% after 5 years. Participants are immediately 100% vested in all accounts upon death, disability or retirement age.

Payment of Benefits
Upon termination of employment for any reason, a participant or beneficiary will be entitled to the value in their vested account balance. The Plan allows for in-service distributions of the participant's vested accounts upon reaching the age of 59½ or due to hardship, as defined by the Plan. In-service withdrawals are also permitted for rollover, Roth contributions, and Plan Sponsor matching and discretionary contributions that have been in the Plan for more than two years at any time. If a terminated participant's vested balance is equal to or less than $1,000, the participant will receive an immediate cash-out of their vested account balance, and the non-vested portion shall be treated as a forfeiture. If a terminated participant's vested balance exceeds $1,000 and is equal to or less than $5,000, the amount will be rolled over to an individual retirement plan designated by the trustee, unless otherwise directed by the participant.

Forfeitures
Participants in the Plan who leave the employment of the Plan Sponsor before completing five years of service forfeit the non-vested portion of their accounts. Forfeited non-vested accounts may be used to reduce Plan Sponsor contributions or pay administrative expenses. Forfeitures of $4,238 were used to reduce Plan Sponsor contributions for the year ended December 31, 2017.

Plan Termination
The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to amend the Plan or contributions thereto, at any time and in any manner that it deems advisable, provided that no amendment shall have the effect of diverting Plan assets for purposes other than for the exclusive benefit of the Plan participants and any Plan termination would be subject to the provisions of ERISA. In the event of Plan termination, the participants would become fully vested and entitled to receive all amounts credited to their accounts.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
ATTACHMENT TO SCHEDULE H, PART 4, ITEM 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

2.   Summary of Significant Accounting Policies

Basis of Accounting
The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition
Investments are reported at fair value, excluding the guaranteed interest contract, which is reported at contract value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation included in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Contributions
Participant and Plan Sponsor matching contributions are recorded weekly when the Plan Sponsor remits the payroll deductions for investment into the Plan. Plan Sponsor discretionary contributions are recorded at the end of the year, if applicable.

Payment of Benefits
Benefits are recognized when paid to participants or their designated beneficiaries.

Administrative Expenses
Expenses incurred in the administration of the Plan are paid by the Plan Sponsor unless the Plan Sponsor directs that such expenses shall be paid by the Plan. The Plan makes direct payment to Principal for administrative services.  Investment management and recordkeeping fees, if applicable, are paid by the Plan through revenue sharing as a reduction of investment income (net appreciation or depreciation) from the related investment fund.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets.  Accordingly, actual results may differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options with various investment objectives.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
ATTACHMENT TO SCHEDULE H, PART 4, ITEM 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Financial Instruments with a Concentration of Credit Risk
The Plan's investments are held by a single trustee. The Plan's exposure to credit risk is associated with the outside entities' non-performance of their fiduciary responsibilities relating to these amounts as specified in the agreements. Benefits provided by the Plan are not insured or guaranteed by the Pension Benefit Guaranty Corporation.

3.    Investment Contract with Insurance Company

Authoritative guidance defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts held by defined contribution, health and welfare and pension plans.

The Plan entered into an investment contract with Principal beginning October 16, 2013. Specifically, the Plan invests in the Principal Fixed Income Guaranteed Option, which is a group annuity contract that is considered fully benefit-responsive. This type of contract does not have specific underlying assets assigned.  Contributions allocated to the guaranteed interest contract are backed by the general account of Principal. The value of the contract included in the financial statements, as reported to the Plan by Principal, is equal to the sum of the contributions made under the contract, less participant withdrawals and administrative expenses. The contract value of funds allocated to the general account with the insurance carrier at December 31, 2017 and 2016 was $3,623,331 and $3,153,036, respectively. Investments in the general account are guaranteed by Principal.

Differences between valuation at contract value and fair value is determined through the crediting rate formula provided for in the underlying fund's "wrapper" contracts. As underlying investment funds have unrealized and realized losses, the interest crediting rate may be lower over time than current market rates at such a specified time. Additionally, if the underlying portfolio generates realized and unrealized gains, an investor currently redeeming underlying fund units may forego any benefit related to a future crediting rate higher than corresponding current market rates.

The difference between the book and market value of each contract is periodically amortized into each contract's crediting rate. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

As required by authoritative guidance, the Plan's investments in guaranteed interest contracts holding fully benefit-responsive investment contracts are reported at contract value in the Plan's Statements of Net Assets Available for Plan Benefits. Certain events limit the Plan's ability to transact at contract value with Principal Life Insurance Company. Such events include the following: amendments to the Plan documents, changes to Plan's prohibition on competing investment options or deletion of equity wash provisions, bankruptcy of the Plan Sponsor or other Plan Sponsor events that cause a significant withdrawal from the Plan, or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974.  The Plan Administrator does not

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
ATTACHMENT TO SCHEDULE H, PART 4, ITEM 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with Plan participants, is probable.

4.    Fair Value Measurements

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets (level 1) and the lowest priority to unobservable inputs (level 3).  The three levels of fair value hierarchy and inputs to the valuation methodologies are described as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets the Plan has the ability to access.

Level 2 inputs are other than quoted prices in active markets that are observable either directly or indirectly for the asset.  Such inputs are derived principally from or corroborated by observable market data by correlation or other means, over substantially the full contractual term of the asset, if applicable.

Level 3 inputs are unobservable and significant to the fair value measurement. Such inputs generally rely on the Plan's own assumptions about the assumptions that market participants would use in pricing the asset.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis:

Coastway Bancorp, Inc. common stock:  Valued at the closing stock price reported on the active market on which the security is traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled separate accounts: Valued using the NAV as a practical expedient, provided by the administrator of the fund based on the valuation of the underlying investments. Accordingly, investments meeting this requirement have not been classified in the fair value hierarchy.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
ATTACHMENT TO SCHEDULE H, PART 4, ITEM 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

   As of December 31, 2017, the Plan's investments are reported at fair value in the accompanying Statement of Net Assets Available for Plan Benefits as follows:

	Level 1	Level 2	Level 3	Total
Coastway Bancorp, Inc. common stock	$ 1,924,913	$ --	$ --	$ 1,924,913
Mutual funds	6,925,669	--	--	6,925,669
Pooled separate accounts	N/A	N/A	N/A	3,871,725

Total	$ 8,850,582	$ --	$ --	$ 12,722,307

As of December 31, 2016, the Plan's investments that are reported at fair value in the accompanying Statement of Net Assets Available for Plan Benefits as follows:

	Level 1	Level 2	Level 3	Total
Coastway Bancorp, Inc. common stock	$ 1,378,503	$ --	$ --	$ 1,378,503
Mutual funds	5,642,184	--	--	5,642,184
Pooled separate accounts	N/A	N/A	N/A	3,382,791

Total	$ 7,020,687	$ --	$ --	$ 10,403,478

At December 31, 2017 and 2016, there are no unfunded commitments, redemption restrictions or advance notice requirements related to pooled separate accounts disclosed above.

5.   Income Tax Status

The Plan is an adoption of a defined contribution prototype plan. An IRS determination letter has not been requested. The prototype plan has received an opinion letter dated September 30, 2014, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the opinion letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability for any uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan is no longer subject to examination by federal and state taxing authorities for years prior to the year ended December 31, 2014.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
ATTACHMENT TO SCHEDULE H, PART 4, ITEM 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

6.   Party-In-Interest and Related Party Transactions

As of December 31, 2017 and 2016, certain Plan investments, such as the Guaranteed Investment Contract and investments in Pooled Separate Accounts, are held and managed by Principal Life Insurance Company, which is an affiliate of Principal.  In addition, Coastway Bancorp, Inc. Stock is held by Principal.   Principal is the trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions. The Plan made direct payment to Principal for administrative services of $46,648 for the year ended December 31, 2017, which are considered party-in-interest transactions.

A portion of the Plan's investments include 90,798 and 88,083 shares of common stock of the Employer's holding company, Coastway Bancorp, Inc., at December 31, 2017 and 2016, with a fair value of $1.9 million and $1.4 million at December 31, 2017 and 2016, respectively and, therefore, these transactions qualify as exempt related party transactions. There was no dividend income for the year ended December 31, 2017 related to Coastway Bancorp, Inc. stock.

		COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN ATTACHMENT TO SCHEDULE H, PART 4, ITEM 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2017
		Employer Identification Number: 46-1710155 Plan Number: 002

(a)		(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

		Guaranteed Interest Contract:
*		Principal	Fixed Income Guaranteed Option	**	$3,623,331
		Employer Common Stock:
*		Coastway Bancorp, Inc.	Common Stock	**	1,924,913
		Mutual Funds:
		American Beacon	Small Cap Value Inv Fund	**	324,604
		Capital Research and Mgt	Europacific Growth R4 Fund	**	859,028
		Capital Research and Mgt	New World R-4 Fund	**	84,024
		Federated Security Corp.	Federated Global Allocation A Fund	**	198,955
		Fidelity Investments	Fidelity Advisor Total Bond A Fund	**	1,393,860
		Morgan Stanley	Institutional Growth A Fund	**	865,275
		Oppenheimer	Global A Fund	**	753,845
		PIMCO	Real Return A Fund	**	182,102
		PIMCO	PIMCO Income A Fund	**	208,930
		Virtus Investment Advisors	Large Cap Value Equity I Fund	**	1,232,941
		Templeton	Templeton Global Bond A Fund	**	105,261
		Wasatch	Wasatch Core Growth Fund	**	151,551
		Wells Fargo	Advantage Discovery Fund	**	154,167
		Wells Fargo	Special Mid Cap Value	**	411,126
		Total Mutual Funds		**	6,925,669
		Pooled Separate Accounts:
*		Principal /Edge Asset Management	Income Separate Account Fund	**	1,706,566
*		Principal	Large Cap S&P 500 Index Separate Account Fund	**	1,371,412
*		Principal	Mid Cap S&P 400 Index Separate Account Fund	**	404,619
*		Principal	Small Cap S&P 600 Index Separate Account Fund	**	389,128
		Total Pooled Separate Accounts		**	3,871,725

				**	$16,345,638

	*	Indicates party-in interest to the Plan.
	**	Not applicable for participant-directed investments.

See accompanying report of independent registered public accounting firm.